VIA EDGAR

Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Cardlytics, Inc.
in connection with Registration Statement
on Form S-1 filed on January 12, 2018

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].

January 23, 2018

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Bernard Nolan

  Kathleen Collins

RE:	Cardlytics, Inc.

Registration Statement on Form S-1

Filed:  January 12, 2018

CIK No.:  0001666071

File No. 333-222531

Ladies and Gentlemen:

On behalf of Cardlytics, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-222531), originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on April 5, 2017 and originally filed with the Commission on January 12, 2018 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any

Cardlytics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

January 23, 2018

Page Two

remedies available to it. In such event, we request that you telephone the undersigned at (212) 479-6556 rather than rely on the U.S. mail for such notice.

The Company advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per share for its initial public offering (the “Preliminary Price Range”), which Preliminary Price Range takes into account a one-for-[*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The anticipated price range for this offering is based on a number of factors, including prevailing market conditions, estimates of the Company’s business potential and preliminary discussions with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (collectively, the “Representatives”) representatives of the underwriters for the offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The following tables summarizes all stock options granted by the Company since January 1, 2017, after giving effect to the Reverse Stock Split:

Grant Date	Number of Shares of Common Stock (#)	Exercise Price per Share ($)	Common Stock Fair Value per Share ($)

February 3, 2017	[*]	[*]	[*]
April 1, 2017	[*]	[*]	[*]
April 3, 2017	[*]	[*]	[*]
April 4, 2017	[*]	[*]	[*]
April 26, 2017(1)	[*]	[*]	[*]
May 4, 2017(1)	[*]	[*]	[*]
July 18, 2017	[*]	[*]	[*]
December 15, 2017	[*]	[*]	[*]

(1) These options were deemed granted for financial reporting purposes on July 7, 2017 when the exercise price was determined.

(2) Exercise price per share and fair value per share will be the greater of the estimated fair market value per share of our common stock as set forth in the most recent valuation performed by an unrelated third-party valuation firm or the initial public offering price of our common stock.

A discussion of the general methodology used to determine the fair value of the Company’s common stock for the purposes of the grants of stock options set forth above is contained in the Registration Statement. Set forth below is additional information with respect to the application of this methodology with respect to each valuation used for the purposes of grants of stock options in 2017.

Cardlytics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

January 23, 2018

Page Three

April 26, 2017, May 4, 2017 and July 18, 2017 Stock Option Grants

On each of April 26, 2017, May 4, 2017 and July 18, 2017, the Company granted options to acquire shares of common stock at an exercise price of $30.44 per share. The Company’s board of directors determined the fair value of the Company’s common stock on the date of grant based on a number of factors, including a contemporaneous third-party valuation as of May 15, 2017 and the Company’s earnings history and financial performance, as well as its current prospects and expected operating results. More specifically, the Company’s board of directors considered, among other things: (1) the present value of the Company’s anticipated future cashflows, (2) the value of the Company’s tangible and intangible assets, (3) recent material events, (4) the Company’s operating results, (5) the market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means, (6) recent arm’s length transactions involving the sale or transfer of the Company’s common stock or other equity interests, (7) changes in control premiums or discounts for lack of marketability and (8) other factors that the Company’s board of directors deemed material in order to determine in good faith the fair market value per share of the Company’s common stock. In approving the April 26, 2017, May 4, 2017 and July 18, 2017 stock option grants, the Company’s board of directors determined that on the respective grant dates no material business or market developments had occurred since the valuation date of May 15, 2017 that would warrant a change in the valuation of the Company’s common stock.

The valuation as of May 15, 2017 first determined an equity value for the Company using a combination of income and market valuation methods. Once the equity value was determined, the valuation employed the PWERM to allocate the overall equity value to the Company’s various share classes. The PWERM assumed a 70% probability of an IPO by March 30, 2018, a 20% probability of an acquisition of the Company by December 31, 2017 and a 10% probability of other outcomes.

For the purposes of the IPO and acquisition scenarios under the PWERM, the Company relied on a market valuation method and estimated the equity value of the Company by applying market multiples of comparable publicly-traded companies in similar lines of business. The market multiples that were applied were based on the price that investors had paid for the equity of the comparable publicly-traded companies. Given the Company’s focus on investing in and growing its business, the valuation primarily relied on forward-looking revenue multiples, although current-year revenue multiples were also considered. With respect to the IPO scenario, the valuation determined the equity value of the Company assuming the occurrence of an IPO at various dates between July 30, 2017 and March 30, 2018 and discounted each value outcome back to present value using a discount rate of 22.5%. With respect to the IPO scenario, the valuation further applied an 11% discount for the lack of marketability. With respect to the acquisition scenario, the valuation determined the equity value of the Company assuming the occurrence of an acquisition of the Company at various dates between July 30, 2017 and December 31, 2017 and discounted each value outcome back to present value using a discount rate of 22.5%. With respect to the acquisition scenario, the valuation further applied a 12% discount for the lack of marketability.

For the purposes of the other outcomes scenario under the PWERM, the Company relied on an income valuation method (specifically, a discounted cash flow analysis). To determine the present value of future estimated cash flows, the valuation applied a weighted average cost of capital of 20%, less a terminal growth rate estimated at 5%, to derive a terminal value off of projected cash flows at year 2026. After giving effect to net indebtedness, the valuation discounted the net terminal value and all cash flows back to present value using a discount rate of 21%. The valuation further applied a 21% discount for lack of marketability.

Cardlytics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

January 23, 2018

Page Four

April 1, 2017, April 3, 2017 and April 4, 2017 Stock Option Grants

On each of April 1, 2017, April 3, 2017 and April 4, 2017, the Company granted options to acquire shares of common stock at an exercise price of $24.48 per share. The Company’s board of directors determined the fair value of the Company’s common stock on the date of grant based on a number of factors, including a contemporaneous third-party valuation as of February 28, 2017 and the Company’s earnings history and financial performance, as well as its current prospects and expected operating results. More specifically, the Company’s board of directors considered, among other things: (1) the present value of the Company’s anticipated future cashflows, (2) the value of the Company’s tangible and intangible assets, (3) recent material events, (4) the Company’s operating results, (5) the market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means, (6) recent arm’s length transactions involving the sale or transfer of the Company’s common stock or other equity interests, (7) changes in control premiums or discounts for lack of marketability and (8) other factors that the Company’s board of directors deemed material in order to determine in good faith the fair market value per share of the Company’s common stock. In approving the April 1, 2017, April 3, 2017 and April 4, 2017 stock option grants, the Company’s board of directors determined that on the grant date no material business or market developments had occurred since the valuation date of February 28, 2017 that would warrant a change in the valuation of the Company’s common stock.

The valuation as of February 28, 2017 first determined an equity value for the Company using a combination of income and market valuation methods. Once the equity value was determined, the valuation employed the PWERM to allocate the overall equity value to the Company’s various share classes. The PWERM assumed a 70% probability of an IPO by March 31, 2018, a 20% probability of an acquisition of the Company by March 31, 2018 and a 10% probability of other outcomes.

For the purposes of the IPO and acquisition scenarios under the PWERM, the Company relied on a market valuation method and estimated the equity value of the Company by applying market multiples of comparable publicly-traded companies in similar lines of business. The market multiples that were applied were based on the price that investors had paid for the equity of the comparable publicly-traded companies. Given the Company’s focus on investing in and growing its business, the valuation primarily relied on forward-looking revenue multiples, although current-year revenue multiples were also considered. With respect to the IPO scenario, the valuation determined the equity value of the Company assuming the occurrence of an IPO at various dates between June 30, 2017 and March 31, 2018 and discounted each value outcome back to present value using a discount rate of 24.6%. With respect to the IPO scenario, the valuation further applied a 13% discount for the lack of marketability. With respect to the acquisition scenario, the valuation determined the equity value of the Company assuming the occurrence of an acquisition of the Company at various dates between June 30, 2017 and March 31, 2018 and discounted each value outcome back to present value using a discount rate of 24.6%. With respect to the acquisition scenario, the valuation further applied a 15% discount for the lack of marketability.

For the purposes of the other outcomes scenario under the PWERM, the Company relied on an income valuation method (specifically, a discounted cash flow analysis). To determine the present value of future estimated cash flows, the valuation applied a weighted average cost of capital of 22%, less a terminal growth rate estimated at 5%, to derive a terminal value off of projected cash flows at year 2026. After giving effect to net indebtedness, the valuation discounted the net terminal value and all cash flows back to present value using a discount rate of 22.8%. The valuation further applied a 22% discount for lack of marketability.

Cardlytics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

January 23, 2018

Page Five

February 3, 2017 Stock Option Grants

On February 3, 2017, the Company granted options to acquire shares of common stock at an exercise price of $17.84 per share. The Company’s board of directors determined the fair value of the Company’s common stock on the date of grant based on a number of factors, including a contemporaneous third-party valuation as of September 30, 2016 and the Company’s earnings history and financial performance, as well as its current prospects and expected operating results. More specifically, the Company’s board of directors considered, among other things: (1) the present value of the Company’s anticipated future cashflows, (2) the value of the Company’s tangible and intangible assets, (3) recent material events, (4) the Company’s operating results, (5) the market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means, (6) recent arm’s length transactions involving the sale or transfer of the Company’s common stock or other equity interests, (7) changes in control premiums or discounts for lack of marketability and (8) other factors that the Company’s board of directors deemed material in order to determine in good faith the fair market value per share of the Company’s common stock. In approving the February 3, 2017 stock option grants, the Company’s board of directors determined that on the grant date no material business or market developments had occurred since the valuation date of September 30, 2016 that would warrant a change in the valuation of the Company’s common stock.

The valuation as of September 30, 2016 employed the Option Pricing Method (“OPM”) to allocate the overall equity value to the Company’s various share classes. The OPM treats common stock and convertible preferred stock as call options on a company’s enterprise value with exercise prices based on the liquidation preferences of the convertible preferred stock. Under this method, the common stock only has value if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of an assumed liquidity event. The value assigned to the common stock is the remaining value after the convertible preferred stock is liquidated. The OPM prices the call option using the Black-Scholes model. The OPM assumed a 60% probability of an IPO by June 30, 2018, a 30% probability of an acquisition of the Company by June 30, 2018 and a 10% probability of an IPO or acquisition of the Company by December 31, 2018.

For the purposes of the OPM, the Company relied on both a market and income valuation methods to estimate the enterprise value of the Company. Under the market approach, the Company applied market multiples that were applied were based on the price that investors had paid for the equity of the comparable publicly-traded companies. Given the Company’s focus on investing in and growing its business, the valuation primarily relied on forward-looking revenue multiples, although current-year revenue multiples were also considered. Under the income approach, the Company utilized a discounted cash flow (“DCF”) methodology to derive the value of enterprise value. With respect to the present value of future estimated cash flows under the DCF, the Company applied a weighted average cost of capital of 20%, less a terminal growth rate estimated at 5%, to derive a terminal value off of projected cash flows at year 2026. After giving effect to net indebtedness, we discounted the net terminal value and all cash flows back to present value with a 25% discount rate. To arrive at a weighted average equity value, the Company averaged values derived under both of the market and income approaches.

With respect to the pre-June 30, 2018 IPO and acquisition scenarios, the valuation determined the equity value of the Company assuming the occurrence of an IPO or acquisition at various dates between March 30, 2017 and June 30, 2018, with a weighted average time to IPO or acquisition of 1.17 years. The valuation applied at 54% estimate for standard deviation and further applied a 19% discount for the lack of marketability. With respect to the pre-December 31, 2018 IPO and acquisition scenarios, the valuation applied the same assumptions as set forth above, but with a weighted average time to IPO or acquisition of 2.25 years.

Conclusions

The Company respectfully submits to the Staff that the fact that the Preliminary Price Range is [*] than the price at which the Company has historically granted stock options does not undermine the validity of the Company’s determination of the fair value of the common stock underlying such options as of the date of grant. The historical valuations of the Company’s common stock were conducted in accordance with the Practice Aid and were based on assumptions that the Company deemed to be reasonable at the time.

Cardlytics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

January 23, 2018

Page Six

Further, the Company respectfully submits to the Staff that the Preliminary Price Range is [*]. The Company’s board of directors, in its business judgement, is [*].

Please contact the undersigned at (617) 937-2357 or Richard C. Segal at (617) 937-2332 with any questions regarding the above.

Very truly yours,

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	David Evans, Cardlytics, Inc.

Kirk Somers, Cardlytics, Inc.

Richard C. Segal, Cooley LLP

Cardlytics, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.